

September 19, 2011

Via E-mail
Mr. Tinghe Yan
Chief Executive Officer
China YCT International Group, Inc.
c/o Shandong Spring Pharmaceutical Co., Ltd Economic Development Zone.
Gucheng Road Sishui County Shandong Province
PR China, 373200

**Re:    China YCT International Group, Inc.**
**Form 10-K for the Fiscal Year Ended March 31, 2011**
**Filed September 9, 2011**
**File No. 000-53600**

Dear Mr. Yan:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 25

1.  In the first paragraph on page 26 you indicate that you have no accounts receivable at March 31, 2011.  Please provide us proposed disclosure to be included in future periodic filings explaining why you do not appear to have accounts receivable associated with your sales.

<u>Controls and Procedures</u>
<u>Evaluation of Disclosure Controls and Procedures, page 30</u>

2. In light of the fact that a material weakness existed with respect to U.S accounting expertise and management concluded that internal controls over financial reporting were not effective at March 31, 2011, provide us proposed disclosure to be included in future filings explaining in reasonable detail the basis for the officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of March 31, 2011.

<u>Financial Statements</u>
<u>Note 8 – Intangible Assets, Net, page F-14</u>

3. Please provide us proposed disclosure to be included in your future periodic filings explaining why the book value of Patent 1 increased from March 31, 2010 to March 31, 2011.  In your discussion, explain any outstanding obligation you have relating to this patent.

4. The value of $56,140,567 you reflected for the patent number 6,475,531 appears to include the value of 31,610,679 shares that will become issuable only upon occurrence of certain events as disclosed on page F-15.  Please explain to us why it was appropriate to record this contingent obligation.  Cite the accounting guidance upon which you relied on.  In addition, please provide us proposed disclosure for your patent disclosure on page F-8 to be included in future periodic filings that removes discussion of your $215 million assessed value of this patent.  Otherwise, please explain in your proposed disclosure the relevance of providing this assessed value when it appears that the fair value is significantly less than the assessed value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comment.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant